PKW 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 1 2013
Washington DC
402

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68328

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunrise Brokers, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway 23rd floor
(No. and Street)

New York | NY | 10036
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum, Smith + Brown PC
(Name – *if individual, state last, first, middle name*)

3040 Route 22, West, Ste 110, NJ 08876
(Address) (City) (State) (Zip Code)

13013817

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/12

OATH OR AFFIRMATION

I, JOHN TREANS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunrise Brokers, LLC, as of February 28, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

SREEWATTIE GOBIN
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. #01G06212568
COMM. EXP. 10-13-2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sunrise Brokers, LLC
Table of Contents
December 31, 2012

Page(s)

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Members of
Sunrise Brokers, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Sunrise Brokers, LLC as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sunrise Brokers, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Withum Smith + Brown, PC

Somerville, New Jersey
February 26, 2013

Sunrise Brokers, LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	2,762,048
Cash deposit at clearing firm		100,000
Property and equipment, net		126,644
Loans and advances		615,744
Prepaid expenses and other assets		25,966
	$	3,630,402
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	345,954
Deferred lease obligation		6,781
Accrued compensation		717,647
Due to affiliate		910,893
Due to parent		100,000
		2,081,276
Subordinated borrowings		
Liabilities subordinated to the claims of general creditors-member loan		230,000
Members' equity		1,319,126
	$	3,630,402

The notes to Financial Statements are an integral part of this statement

Sunrise Brokers, LLC
Notes to Financial Statements
December 31, 2012

1. Organization and Nature of Business

Sunrise Brokers, LLC (the "Company") is organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company provides equity and equity derivatives trading services to institutional clients and other broker-dealers in exchange for commissions.

The Company's majority member is SBL Sunrise Brokers Limited (the "Parent"). There is also an individual minority member. The Company has certain transactions with Sunrise Brokers, LLP (the "Affiliate"), a London-based broker affiliated with the Company through common ownership interests. As such, had the Company operated as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Commissions Receivable

Commissions receivable are comprised of amounts due for processed trades. Receivables in excess of 30 days are determined to be past due. The Company performs a review of its receivables periodically to evaluate the need for an allowance for uncollectible accounts. The Company sold all its receivables as of December 31, 2012 and hence no balance remains on the statement of financial condition.

Property and Equipment Improvements

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term. The Company continually evaluates whether current events or circumstances warrant adjustments to the carrying value or estimated useful lives of fixed assets in accordance with professional standards. Expenditures for maintenance and repairs are expensed as costs are incurred.

Revenue Recognition

Commission income and related expenses are recorded on a trade-date basis, as required.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income taxes. As such, the members will reflect income or loss, as applicable, on their individual tax returns.

However, New York City imposes an unincorporated business tax ("UBT") on partnerships operating in New York City, and the provision for the UBT tax is reflected in the statement of operations.

The Company has analyzed its tax positions and has concluded that there are no unrecognized tax benefits or provisions at December 31, 2012. The Company has no open tax years prior to December 31, 2009. There are no tax related penalties or interest reflected on these financial statements.

3. Property and Equipment

Property and equipment, at cost, consisted of the following as of December 31, 2012:

Computer equipment	$ 316,288
Leasehold improvements	120,553
	436,841
Less accumulated depreciation and amortization	(310,197)
	$ 126,644

Depreciation and amortization expense was $134,249 for the year ended December 31, 2012.

4. Liabilities Subordinated to the Claims of general creditors – member loan

On April 22, 2010, the Company entered into a loan agreement with its Parent totaling $230,000. The loan, which is subordinated to claims of general creditors, bears interest at 4.5% per annum, and matures on April 30, 2013. Interest expense incurred on the loan amounted to $10,350 for the year ended December 31, 2012.

Liabilities subordinated to the claims of general creditors are available in computing net capital pursuant to rule 15c3-1 and require the approval of FINRA before any prepayment can occur. To the extent that such borrowings are required for the Company's compliance with minimum net capital requirements, they may not be repaid.

5. Concentration of Credit Risk

Financial instruments that are potentially subject to credit risk include cash and cash equivalents and commissions receivable. The Company maintains noninterest bearing domestic and foreign bank accounts. The domestic accounts are fully insured by the Federal Deposit Insurance Corporation. The foreign account, representing 66% of cash held at December 31, 2012, is uninsured.

Approximately 20% of the Company's commission's revenue was earned from two customers.

6. Fair Value of Assets and Liabilities

Professional standards define fair value, establish a consistent framework for measuring fair value, and expand disclosure requirements for fair value measurements. Due to the nature of the Company's assets and liabilities, there are no disclosures required under these standards.

The Company's assets, including cash and cash equivalents and prepaid expenses are carried at contracted values which approximate fair value. Similarly, accrued expenses, accounts payable accrued compensation, due to affiliate and due to parent are carried at which approximate fair value.

Sunrise Brokers, LLC
Notes to Financial Statements
December 31, 2012

7. Commitments and Contingencies

Operating Leases
In February 2010, the Company entered into an agreement to lease office space in New York, NY, under a three year operating lease which expires May 15, 2013. Future annual minimum lease payments as of December 31, 2012 are as follows:

2013	88,142
	$ 88,142

The Company records the lease obligation on a straight-line basis. Amounts recorded to expense that are in excess of amounts due under the lease are included in deferred rent and amounted to $6,781 as of December 31, 2012.

The Affiliate is contingently liable for a $110,350 letter of credit issued in favor of the landlord of the New York office space in lieu of a security deposit. The letter of credit expires on August 31, 2013.

Total rent and occupancy costs related to this lease amounted to $236,057 for the year ended December 31, 2012.

8. Related Party Transactions

The Company has an expense sharing agreement with the Affiliate as they utilize common services. The agreement provides for the Affiliate to pay for certain expenses and for the Company to reimburse the Affiliate the percentage of these expenses relating to the Company's activities. For the year ended December 31, 2012, the Company was charged $102,000 for such back office shared expenses.

The Company has a factoring agreement with the Affiliate whereby the Affiliates purchases commissions receivable at a cost of 3.5% of the underlying receivables on a nonrecourse basis. For the year ended December 31, 2012, the Company factored approximately $5,039,000 to the Affiliate. The related finance cost of approximately $176,000 is reflected in the statement of operations.

Due to Affiliate represents amounts paid by the Affiliate on behalf of the Company and finance costs charged by the Affiliate for the factored commission's receivable and cash collected by the company on the factored debt. The amount owed to the Affiliate at December 31, 2012 is $910,893. This amount is not subject to interest and is expected to be repaid in the ordinary course of business.

Due to Parent represents an advance from the Parent for $100,000 which is non-interest bearing and is due and payable on demand.

9. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" as the Company's activities are limited to those set forth in the conditions for exemption of rule 15c3-3(k)(2)(i).

10. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $780,774 and a requirement of $138,752, which resulted in excess net capital of $642,022. The Company's percentage of aggregate indebtedness to net capital was 2.6657:1.

11. Clearing Deposit and Commitment

The Company entered into a three year clearing agreement in May of 2012 and subsequently funded a deposit of $100,000. The deposit is required to be increased to $250,000 by the eighteenth month anniversary date of the agreement. This agreement is to remain in effect for three years and can be cancelled with ninety days written notice. Cancellation prior to the second anniversary date can result in full or partial forfeiture of the clearing deposit.

12. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk.

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, payment and delivery of "when issued" transactions, and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing broker has the right to execute purchases and sales if the Company declines to act. The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing broker on a daily basis, and reserving for doubtful accounts when necessary.

13. Subsequent Events

The Company has evaluated subsequent events through the date of financial statement issuance and has determined that there are no events requiring recognition or disclosure in these financial statements.